XL Capital Assurance Inc. and Subsidiary
Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

XL Capital Assurance Inc. and Subsidiary
Contents to Consolidated Financial Statements December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholder of XL Capital Assurance Inc. and Subsidiary:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of changes in shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of XL Capital Assurance Inc. and its subsidiary (the “Company”), at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 14, 1007

XL Capital Assurance Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2006 and 2005

(U.S. Dollars in thousands, except share amounts)

	2006	2005

Assets
Investments
Debt securities available for sale, at fair value (amortized cost: 2006 - $335,532; 2005 - $281,719)	$332,265	$279,423
Short-term investments, at fair value (amortized cost: 2006 - $14,979; 2005 - $7,244)	14,978	7,242
Other invested assets	—	17,621

Total investments	347,243	304,286

Cash and cash equivalents	82,691	32,337
Accrued investment income	3,111	2,650
Prepaid reinsurance premiums	587,508	440,241
Premiums receivable	6,984	5,034
Reinsurance balances recoverable on unpaid losses	155,597	122,073
Intangible assets - acquired licenses	11,529	11,529
Deferred federal income tax asset	17,872	17,569
Other assets	12,200	17,987

Total assets	$1,224,735	$953,706

Liabilities and Shareholder’s Equity
Liabilities
Unpaid losses and loss adjustment expenses	$164,907	$131,602
Deferred premium revenue	666,082	492,406
Deferred ceding commissions, net	52,720	41,191
Reinsurance premiums payable	22,548	1,080
Funds held - affiliate	—	15,859
Accounts payable and accrued expenses	30,706	32,719
Payable for investments purchased	5,435	—
Current federal income tax payable	4,169	1,023
Intercompany payable to affiliates	27,663	10,878

Total liabilities	974,230	726,758

Commitments and Contingencies (Note 12)

Shareholder’s Equity
Common stock (par value $7,500 per share; 8,000 shares authorized; 2,000 shares issued and outstanding)	15,000	15,000
Additional paid-in capital	264,173	239,173
Accumulated other comprehensive income (loss) (net of deferred federal income tax (assets) liability of: 2006 - $(45); 2005 - $57)	(3,222)	(2,355)
Accumulated deficit	(25,446)	(24,870)

Total shareholder’s equity	250,505	226,948

Total liabilities and shareholder’s equity	$1,224,735	$953,706

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years Ended December 31, 2006, 2005 and 2004

(U.S. Dollars in thousands)	2006	2005	2004

Revenues
Gross premiums written	$353,728	$232,590	$232,541
Ceded premiums written	(309,344)	(209,592)	(202,863)

Net premiums written	44,384	22,998	29,678

Change in net deferred premium revenue	(26,408)	(8,595)	(16,554)

Net premiums earned	17,976	14,403	13,124

Net investment income	16,698	13,047	10,880
Net realized gains (losses) on investments	(1,406)	8	(670)
Net realized and unrealized gains (losses) on credit derivatives	(649)	(303)	953
Fee income and other	1,012	76	100

Total revenues	33,631	27,231	24,387

Expenses
Net losses and loss adjustment expenses	1,638	5,294	2,673
Net operating expenses	30,304	25,347	24,259

Total expenses	31,942	30,641	26,932

Income (loss) before federal income tax benefit	1,689	(3,410)	(2,545)

Current federal income tax expense	2,699	591	4,802
Deferred federal income tax benefit	(434)	(916)	(3,834)

Total federal income tax (benefit) expense	2,265	(325)	968

Net loss	(576)	(3,085)	(3,513)

Comprehensive Income (Loss)
Net loss	(576)	(3,085)	(3,513)
Unrealized depreciation of investments arising during year (net of deferred federal income tax (benefit) of $(594), $(790) and $(100))	(1,781)	(3,928)	(184)
Less: reclassification for gains (losses) realized in income (net of deferred federal income tax (benefit) expense of $(492), $3 and $(234))	(914)	5	(435)

Other comprehensive income (loss)	(867)	(3,933)	251

Comprehensive loss	$(1,443)	$(7,018)	$(3,262)

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Consolidated Statements of Changes in Shareholder’s Equity
Years Ended December 31, 2006, 2005 and 2004

(U.S. Dollars in thousands, except share amounts)	2006	2005	2004

Common Shares
Number of shares - beginning of year	2,000	2,000	2,000

Number of shares - end of year	2,000	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000	$15,000

Balance - end of year	15,000	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	239,173	239,173
Capital contribution	25,000	—	—

Balance - end of year	264,173	239,173	239,173

Accumulated Other Comprehensive Income
Balance - beginning of year	(2,355)	1,578	1,327
Net change in unrealized appreciation of investments, net of deferred federal tax (benefit) expense of $(102) in 2006, $(793) in 2005 and $134 in 2004	(867)	(3,933)	251

Balance - end of year	(3,222)	(2,355)	1,578

Accumulated deficit
Balance - beginning of year	(24,870)	(21,785)	(18,272)
Net loss	(576)	(3,085)	(3,513)

Balance - end of year	(25,446)	(24,870)	(21,785)

Total shareholder’s equity	$250,505	$226,948	$233,966

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004

(U.S. Dollars in thousands)	2006	2005	2004

Cash flows provided by operating activities
Net loss	$(576)	$(3,085)	$(3,513)
Adjustments to reconcile net loss to net cash provided by operating activities
Net realized losses (gains) on sale of investments	1,406	(8)	670
Net realized and unrealized (gains) losses on credit derivatives, excluding cash received and paid	649	303	(953)
Amortization of premium on bonds	550	898	1,147
Increase (decrease) in unpaid losses and loss adjustment expenses, net	(219)	5,316	1,941
Increase in deferred premium revenue, net	26,408	8,595	16,554
Increase in deferred ceding commissions, net	11,529	3,921	3,532
Increase (decrease) in reinsurance premiums payable	21,468	(24,769)	(7,573)
(Increase) decrease in premiums receivable	(1,950)	1,904	(4,226)
Increase in funds held - affiliate	—	15,859	—
(Increase) in accrued investment income	(461)	(86)	(240)
Increase (decrease) in current federal income tax payable	3,146	(1,894)	(3,837)
Provision for deferred federal income tax asset	(303)	(916)	(3,834)
Increase (decrease) in accounts payable and accrued expenses	(503)	7,234	(2,517)
Increase (decrease) in intercompany payable to affiliates	16,785	(9,766)	12,171
Other	3,783	3,975	1,458

Total adjustments	82,288	10,566	14,293

Net cash provided by operating activities	81,712	7,481	10,780

Cash flows from investing activities
Proceeds from sale of debt securities and short-term investments	86,134	107,150	213,442
Proceeds from maturity of debt securities and short-term investments	11,696	16,587	2,239
Purchase of debt securities and short-term investments	(159,623)	(156,919)	(245,277)
Increase in payable for securities purchased	5,435	—	—

Net cash used in investing activities	(56,358)	(33,182)	(29,596)

Cash flows from financing activities
Capital contribution	25,000	—	—

Net cash provided by financing activities	25,000	—	—

Increase (decrease) in cash and cash equivalents	50,354	(25,701)	(18,816)
Cash and cash equivalents
Beginning of year	32,337	58,038	76,854

End of year	$82,691	$32,337	$58,038

Taxes (received) paid	$(448)	$2,485	$8,639

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

1.	Organization and Ownership

          Through June 30, 2006, XL Capital Assurance Inc. (“XLCA”) was a wholly owned subsidiary of XL Reinsurance America, Inc. (“XL RE AM”), which in turn is an indirect wholly owned subsidiary of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guarantee insurance and financial guarantee reinsurance operating businesses to SCA and selling an interest therein to the public through an initial public offering of SCA common shares (the “IPO”). The contribution of such businesses to SCA occurred on July 1, 2006 and the IPO was consummated on August 4, 2006. The aforementioned operating businesses contributed to SCA by XL Capital consisted of: (i) XLCA and its wholly-owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”) (XLCA and XLCA-UK hereafter collectively referred to as the “Company”) and (ii) XL Financial Assurance Ltd. (“XLFA”). After the IPO, a secondary offering by XL Capital, the exercise of the underwriters’ over-allotment option and restricted share awards to management of SCA, XL Capital’s ownership of SCA’s outstanding common shares represents approximately a 63% economic interest. As a result of limitations on XL Capital’s voting power contained in SCA’s by-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to SCA’s shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter. If, however, the rating agencies would permit XL Capital’s voting rights to be commensurate with its economic interest in SCA, without adversely affecting the ratings of SCA or its operating subsidiaries, XL Capital’s voting power would automatically increase and consequently the voting power of all other shareholders in the aggregate would correspondingly decrease, thereby eliminating preferential voting rights of all SCA’s other shareholders.

          XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guarantee insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia, and the U.S. Virgin Islands. In addition, XLCA through XLCA-UK, which is an insurance company organized under the laws of England, is permitted to conduct financial guarantee business in England, Ireland, Spain, France, Portugal, Italy, Norway, The Netherlands, Greece, and Germany. XLCA and XLCA-UK are hereafter collectively referred to as the (“Company”). Also, to facilitate distribution of its products XLCA maintains a branch office in Singapore and XLCA-UK maintains a branch office in Madrid. In addition XLCA has an office in California. XLCA and XLCA-UK have triple-A financial strength ratings from Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc., and Fitch Inc. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guarantee insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through guarantees of credit default swaps issued by trusts established to comply with New York State Insurance Law (the “Trusts”).

          Financial guarantee insurance provides an unconditional and irrevocable guarantee to the holder of a debt obligation of full and timely payment of principal and interest. In the event of a default under the obligation, the insurer has recourse against the issuer and/or any related collateral (which is more common in the case of insured asset-backed obligations or other non-municipal debt) for amounts paid under the terms of the policy. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guarantee insurance. The Company’s underwriting policies limit the Company to providing

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

credit protection on obligations or referenced securities that it determines would be of investment-grade quality without the benefit of credit enhancement provided by the Company through the issuance of insurance policies and credit default swaps. See Note 15 for further details.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

          The accompanying consolidated financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which for insurance companies differ in certain respects from the accounting practices prescribed or permitted by the New York Insurance Department (“NYID”) (See Note 14). All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. Certain comparative figures have been reclassified to conform to the current year’s presentation.

Investments

          All of the Company’s investments in debt securities are considered available-for-sale and accordingly are carried at fair value. The fair value of investments is based on quoted market prices received from a nationally recognized pricing service or on dealer quotes. The net unrealized appreciation or depreciation on investments, net of deferred federal income tax, is included in accumulated other comprehensive income (loss). Any unrealized depreciation in value considered by management to be other-than-temporary is charged to income in the period that such determination is made.

          At the end of each accounting period, the Company reviews unrealized losses on its investment securities to identify declines in fair value that are other-than-temporary. This review involves consideration of several factors including: (i) the time period during which the security has been in a continuous unrealized loss position, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral and other credit support, as applicable, of the securities in question and (v) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that a decline in fair value is other-than-temporary, the cost of the security is written down to fair value and a corresponding loss is realized in the period such determination is made. For the year ended December 31, 2006, the Company recognized other than temporary impairment charges of $1.4 million relating to an investment acquired in satisfaction of a claim –See Note 10 (b) for further information. For the years ended December 31, 2005 and 2004, there were no declines in fair value deemed to be other-than-temporary.

          With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, general market conditions and assessing value relative to other comparable securities.

          Bond discounts and premiums are amortized on the effective yield method over the remaining terms of securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in income.

          Short-term investments comprise securities with maturities equal to or greater than 90 days but less than one year at time of purchase. Cash equivalents include fixed-interest and money market fund deposits with a maturity of less than 90 days when purchased.

          All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of debt securities are determined on the basis of amortized cost. Investment income is recognized when earned.

          The Company’s policy is not to invest in obligations which it insures, and there were no such obligations included in our investment portfolio as of December 31, 2006 or 2005.

Other Invested Assets

          Other invested assets consisted of certain notes acquired in connection with the satisfaction of a claim resulting from the default of an insured obligation—see Note 10 (b). Income on such notes is recognized based on the effective yield method. Under the effective yield method, the excess of all cash flows expected from the notes at acquisition over the Company’s initial investment in the notes is recognized as interest income on a level-yield basis over the expected life of the notes. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the notes’ yield over its expected remaining life. Decreases in cash flows expected to be collected will be recognized as impairments and will be reflected in the accompanying consolidated statement of operations under the caption “Net realized losses on investments.”

Premium Revenue Recognition

          Premiums charged in connection with the issuance of the Company’s guaranties are received either upfront or in installments. Such premiums are recognized as written when due. Installment premiums written are earned ratably over the installment period, generally one to three months, which is consistent with the expiration of the underlying risk or amortization of the underlying insured principal amount of the debt. Upfront premiums written are earned in proportion to the expiration of the related risk. The methodology employed to earn upfront premiums requires that such premiums be apportioned to individual sinking fund payments of a bond issue according to the bond issue’s amortization schedule. The apportionment is based on the ratio of the principal amount of each sinking fund payment to the total principal amount of the bond issue. After the premium is allocated to each scheduled sinking fund payment, such allocated premium is earned on a straight-line basis over the period of that sinking fund payment. As a result, for upfront premiums on amortizing insured obligations, premium revenue recognition will tend to be greater in the earlier periods of the transaction when there is a higher amount of risk or principal outstanding. The effect of the Company’s upfront premium earnings policy is that the Company recognizes greater levels of upfront premiums in earlier years of each amortizing insured obligation. Recognizing premium revenue on a straight-line basis over the life of each amortizing insured obligation without allocating premiums to the scheduled principal payments would materially change the amount of premium the Company recognizes in a particular financial reporting period, but not over the life of the applicable policy. For upfront premiums on non-amortizing bullet maturity debt obligations, premium revenue recognition is recognized on a straight-line basis over the life of the underlying insured obligation. Deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk or principal of insured obligations. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized.

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

          The Company’s accounting policies for the recognition of ceded premiums, ceding commissions and ceded losses and loss adjustment expenses under its ceded reinsurance contracts mirror the policies described herein for premium revenue recognition, deferred ceding commissions, and reserves for losses and loss adjustment expenses.

          In addition, when an insured issue is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to the Company. Premiums earned for the years ended December 31, 2006, 2005, and 2004 include $28.1 million ($2.8 net of reinsurance), $11.6 million ($1.1 net of reinsurance) and $3.8 million ($0.4 net of reinsurance), respectively, related to refunded and called bonds.

Fee Income and Other

          The Company collects advisory and structuring fees in connection with certain transactions. Depending upon the type of fee received, the fee is either earned when services are rendered and the fee is due or deferred and earned over the life of the related transaction. Work, waiver and consent, and termination fees are earned when due and are included in Fee income and other. Structuring and commitment fees are included in premiums and earned on a straight-line basis over the life of the related transaction.

Losses and Loss Adjustment Expenses

          The financial guaranties that the Company issues insure scheduled payments of principal and interest due on various types of financial obligations against default by the issuers of such obligations. The Company establishes reserves for losses and loss adjustment expenses on such business based on its best estimate of the ultimate expected incurred losses. The Company’s estimated ultimate expected incurred losses are comprised of: (i) case basis reserves, (ii) unallocated reserves, and (iii) cumulative paid losses to date. Establishment of such reserves requires the use and exercise of significant judgment by management, including with respect to estimates regarding the occurrence and amount of a loss on an insured obligation. Estimates of losses may differ from actual results and such difference may be material due to the fact that the ultimate dispositions of claims are subject to the outcome of events that have not yet occurred. Examples of these events include changes in the level of interest rates, credit deterioration of insured obligations, and changes in the value of specific assets supporting insured obligations. Both qualitative and quantitative factors are used in establishing such reserves. In determining the reserves, management considers all factors in the aggregate, and does not attribute the reserve provisions or any portion thereof to any specific factor. Any estimate of future costs is subject to the inherent limitation on the Company’s ability to predict the aggregate course of future events. It should therefore be expected that the actual emergence of losses and loss adjustment expenses will vary, perhaps materially, from any estimate.

          Case basis reserves on financial guarantee insurance business are established by the Company with respect to a specific policy or contract upon receipt of a claim notice or when management determines that: (i) a claim is probable in the future based on specific credit events that have occurred and (ii) the amount of the ultimate loss that the Company will incur can be reasonably estimated. As specific case basis reserves are established, the Company considers whether any changes are required to the assumptions underlying the calculation of unallocated reserves (which are discussed below) as a result of such activity. As case basis reserve activity to date has been almost exclusively limited to cases discussed in Note 10, the Company has not to date adjusted its unallocated reserves to reflect such limited case basis reserve activity. The amount of the case basis reserve is based on the net present value of the expected ultimate loss and loss adjustment expense payments that the Company expects to make, net of expected recoveries under salvage and subrogation rights. Case basis reserves are determined using cash flow or

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

similar models to estimate the net present value of the anticipated shortfall between (i) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (ii) anticipated cash flow from the proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. A number of quantitative and qualitative factors are considered when determining or assessing, in management’s judgment, the need for a case basis reserve. These variables may include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured, the projected cash flow or market value of any assets that collateralize or secure the insured obligation, and the historical and projected loss rates on such assets. Other factors that may affect the actual ultimate loss include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. Case basis reserves are generally discounted at a rate reflecting the yield on our investment portfolio during the period the case basis reserve is established. The Company believes this yield is an appropriate rate to discount its reserves because it reflects the rate of return on the assets supporting such business. When a case basis reserve is established for a guaranteed obligation whose premium is paid on an upfront basis, the Company continues to record premium earnings on such policy over its remaining life, unless the Company has recorded a full limit loss with respect to such policy, in which case the remaining deferred premium revenue relating thereto is immediately reflected in earnings. When a case basis reserve is established for a guaranteed obligation whose premium is paid on an installment basis, those premiums, if expected to be received prospectively, are considered a form of recovery and are no longer earned as premium revenue.

          In assessing whether a loss is probable, the Company considers all available qualitative and quantitative evidence. Qualitative evidence may take various forms and the nature of such evidence will depend upon the type of insured obligation and the nature and sources of cash flows to fund the insured obligation’s debt service. For example, such evidence with respect to an insured special revenue obligation such as an obligation supported by cash flows from a toll road would consider traffic statistics such as highway volume and related demographic information, whereas an insured mortgage backed securitization would consider the quality of the mortgage loans supporting the insured obligation including delinquency and foreclosure rates, loan to value statistics, market valuation of the mortgaged properties and other pertinent information. In addition, the Company will make qualitative judgments with respect to the amount by which certain other structural protections built into the transaction are expected to limit the Company’s loss exposure. Examples of such structural protections may include: (i) rate covenants, which generally stipulate that issuers (i.e. public finance issuers) set rates for services at certain pre-determined levels (i.e. water and sewer rates which support debt obligations supported by such revenues), (ii) springing liens, which generally require the issuer to provide additional collateral upon the breach of a covenant or trigger incorporated into the terms of the transaction, (iii) consultant call-in rights, which provide, under certain circumstances, for a consultant to be engaged to make certain binding recommendations, such as raising rates or reducing expenses, (iv) the ability to transfer servicing of collateral assets to another party, and (v) other legal rights and remedies pursuant to representations and warranties made by the issuer and written into the terms of such transactions. Quantitative information may take the form of cash flow projections of the assets supporting the insured debt obligation (which may include, in addition to collateral assets supporting the obligation, structural protections subordinate to the attachment point of our risk, such as cash reserve accounts and letters of credit), as well as (to the extent applicable) other metrics indicative of the performance of such assets and the trends therein. The Company’s ability to make a reasonable estimate of its expected loss depends upon its evaluation of the totality of both the available quantitative and qualitative evidence, and no one quantitative or qualitative factor is dispositive.

          In addition to case basis reserves, the Company maintains an unallocated loss reserve for expected losses inherent in its in-force business that management expects to emerge in the future. The Company’s unallocated loss reserves represent management’s best estimate of the Company’s ultimate

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

liability from claims expected to be incurred in the future under the Company’s in-force insured policies less outstanding case basis reserves and cumulative paid claims to date on such policies. The Company’s unallocated reserves are estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by management is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. The methodology is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern (i.e., the expected pattern of the expiration of risk on insured in-force policies). Salvage and subrogation recoveries are implicit in management’s selected expected ultimate loss ratio as such ratio is derived from industry loss experience, which is net of salvage and subrogation recoveries (i.e., from the liquidation of supporting or pledged collateral assets). The implicit inclusion of salvage and subrogation recoveries in management’s selected expected ultimate loss ratio is consistent with management’s explicit consideration of collateral support in the establishment of the Company’s case basis reserves.

          Management updates its estimate of reserves for losses and loss adjustment expenses quarterly and any resulting changes in such reserves are recorded as a charge or credit to the Company’s earnings in the period such estimates are changed. In connection therewith, the Company’s unallocated reserves are adjusted each period to reflect (i) revisions to management’s estimate of expected ultimate losses, if any, and (ii) the underlying par risk amortization of the related insured in-force business (i.e., loss emergence pattern). As stated above, management’s estimated ultimate expected incurred losses are comprised of: (i) case basis reserves, (ii) unallocated reserves, and (iii) cumulative paid losses to date. As management establishes case basis reserves and pays claims it may, based on its judgment, reduce or increase the ultimate expected loss ratio used to determine unallocated reserves to reflect its best estimate of expected ultimate loss experience. In addition, under the Company’s accounting policy management may, based on its judgment, reduce unallocated reserves in response to significant case basis reserve and or paid loss activity. Management would only expect such reductions to occur in limited instances, such as economic events generating significant loss activity. Management has not viewed the Company’s case basis reserve and unallocated reserve activity to date to warrant a reduction of the Company’s unallocated reserves. In each quarterly period, there is an interplay between case basis reserves, unallocated reserves and cumulative paid losses to date, such that the aggregate thereof represents management’s best estimate of the ultimate losses it expects the Company to incur on its in-force business. The process of establishing unallocated reserves and periodically revising such reserves to reflect the underlying par risk amortization and management’s current best estimate of ultimate losses will ultimately cause the cumulative loss experience over the life of a particular underwriting year’s business to equal the cumulative inception-to-date actual paid losses on such business.

          The selection of the Company’s initial expected loss ratio is based on an analysis, which management updates annually, of the historic earned premium and ultimate losses of the financial guarantee industry. The analysis utilizes loss and premium data filed by the three largest companies in the financial guarantee insurance industry in Schedule P of their annual statutory financial statements. These statutory filings provide data for ten calendar years and exclude unallocated reserves. Information on unallocated reserves is obtained from Annual Reports filed with the SEC on Form 10-K and is combined with the Schedule P data to estimate ultimate loss ratios for each of the preceding ten years.

          Management’s selection of an initial expected loss ratio (and subsequent periodic updates thereof) was based on its judgment and considered: (i) the characteristics of the Company’s in-force financial guarantee insurance business (e.g., principally the mix of the Company’s in-force financial guarantee insurance business between public finance and structured finance business; however, management also considered the various bond sectors comprising the Company’s insured in-force business which are discussed in detail in Note 9, as well as the credit profile of such in-force business), (ii) the Company’s actual loss experience, (iii) the characteristics, as discussed above in relation to the Company’s in-force

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

financial guarantee insurance business, of the insured in-force business of companies comprising the financial guarantee industry and (iv) the actual loss experience of companies comprising the industry from management’s analysis referred to above. Other factors impacting market default levels and the assumptions important to the Company’s reserving methodology are implicit in the Company’s initial expected loss ratio. Such factors may include interest rates, inflation, taxes, industry trends in the valuation of certain asset classes and the overall credit environment. Based on this comparison, management adjusts the Company’s expected loss ratio, as it considers necessary, to ensure that such ratio continues to be appropriate for the risks inherent in the Company’s in-force business.

          The Company’s unallocated loss reserve is established on an undiscounted basis and represents management’s best estimate of losses that the Company will incur in the future as a result of credit deterioration in the Company’s in-force business but which have not yet been specifically identified. The Company does not attempt to apportion unallocated reserves by type of product.

          The Company’s total reserves for losses and loss adjustment expenses represent a small fraction of the Company’s insured and reinsured in-force par outstanding, which reflects the nature of the business the Company underwrites, which is consistent with that of the financial guarantee insurance industry and the loss experience of the industry. The Company believes that its reserves are adequate to cover its expected ultimate losses. However, due to the inherent uncertainties of estimating reserves for losses and loss adjustment expenses, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material. While the Company believes that the underlying principles applied to loss reserving are consistent across the financial guarantee industry, differences may exist with regard to the methodology and measurement of such reserves. While the Company believes that the principles it applies are the most appropriate for the Company’s business and have been applied consistently within the periods presented, alternate methods may produce different estimates as compared to the current methodology used by the Company.

          The Company’s loss reserving policy, described above, is based on guidance provided in SFAS 60, “Accounting and Reporting by Insurance Enterprises,” SFAS 5, “Accounting for Contingencies” and analogies to Emerging Issues Task Force (EITF) 85-20, “Recognition of Fees for Guaranteeing a Loan.” SFAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS No. 5, requires that a loss be recognized when it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

          Although SFAS 60 provides guidance to insurance enterprises, the Company does not believe SFAS 60 comprehensively addresses the unique attributes of financial guarantee insurance contracts, as the standard was developed prior to the maturity of the financial guarantee industry. SFAS 60 provides guidance with respect to insurance contracts that are either short-duration or long-duration in nature. Financial guarantee contracts typically have attributes of both and, therefore, are difficult to classify as either. For instance, financial guarantee contracts are reported for regulatory purposes as property and liability insurance, normally considered short-duration, but have elements of long-duration contracts in that they are irrevocable and extend over a period that may be in excess of 30 years.

          The Company believes its loss reserving policy reflects the requirements of applicable accounting literature, as well as the fact that financial guarantee losses occur over time as a result of credit deterioration, operational difficulties of the insured obligor or fraud, which may not be specifically detected when they occur but which can be generally estimated across a portfolio of insured obligations based on the credit quality and nature of the portfolio and historical default data. The Company does, however, recognize premium revenue and policy acquisition costs in a manner consistent with the

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

guidance provided in SFAS 60 for short-duration contracts. If the Company and the rest of the financial guarantee industry were required to classify its insurance contracts as either short-duration or long-duration or if new specific guidance for financial guarantee insurance emerges, different methods of accounting could apply with respect to loss reserving and liability recognition, and possibly extend to premium revenue and policy acquisition cost recognition. Additionally, there are differences in the methodology and measurement of loss reserves followed by other financial guarantee companies. See New Accounting Pronouncements and Developments.

Deferred Acquisition Costs

          Policy acquisition costs include those expenses that primarily relate to, and vary with, the production of new business. The Company periodically conducts a study to estimate the amount of operating costs that are acquisition costs. These costs include direct and indirect expenses related to underwriting, marketing and policy issuance, rating agency fees and premium taxes, and are reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs are deferred and amortized over the period in which the related premiums are earned.

          The Company will recognize a premium deficiency if the sum of expected losses and loss adjustment expenses, maintenance costs and unamortized policy acquisition costs exceed the related unearned premiums, the anticipated present value of future premiums under installment contracts written, and anticipated investment income. If the Company was to have a premium deficiency that is greater than unamortized acquisition costs, the unamortized acquisition costs would be reduced by a charge to expense, and a liability (if necessary) would be established for any remaining deficiency. There have been no premium deficiencies recorded by the Company since its inception. For policies reinsured with third parties the Company receives ceding commissions to compensate for acquisition costs incurred. The Company nets ceding commissions received against deferred acquisition costs and earn these ceding commissions over the period in which the related premiums are earned.

          If an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining net amount of DAC with respect to such insured issue is recognized at such time.

Reinsurance

          In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance premiums ceded are earned consistent with the expiration of the underlying reinsured risk over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded which is applicable to the unexpired term of policies in-force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for any estimated uncollectible reinsurance. The Company has not recorded a provision for uncollectible reinsurance.

Intangible Assets - Acquired Licenses

          Intangible assets are comprised of licenses to conduct financial guarantee insurance business in 45 states of the United States. The recoverability of the carrying value of these intangible assets are evaluated annually for impairment. The Company has not recorded any adjustments to the carrying value of its intangible assets since their acquisition.

Income Taxes

          The Company utilizes the asset and liability method of accounting for income taxes. Deferred federal income taxes are provided for temporary differences between the tax and financial reporting basis

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

of assets and liabilities that will result in deductible or taxable amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. A valuation allowance is recorded if it is more likely than not that all, or some portion, of the benefits related to deferred tax assets will not be realized.

Derivative Instruments – Credit Default Swaps

          Credit default swaps issued by the Company meet the definition of a derivative under FASB Statement of Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 149. Credit default swaps are recognized at fair value and recorded in either assets or liabilities in the accompanying consolidated balance sheet. The Company intends to hold these derivative instruments until maturity.

          The fair value of credit default swaps is determined using a model developed by the Company, the results of which are dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change in fair value during the period resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as events triggering loss payments under the contracts by the Company.

          Changes in the fair value of credit default swaps attributable to earnings from premiums received by the Company from the issuance of such contracts are recorded in the line item caption entitled “premium” in the accompanying consolidated statement of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such contracts are recorded in the line item caption entitled “Net losses and loss adjustment expenses” in the accompanying consolidated statement of operations, and the remaining components of the change in fair value of credit defaults swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled “Net realized and unrealized gains (losses) on credit derivatives” in the accompanying consolidated statement of operations. This presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guarantee insurance industry for reporting the results of such instruments.

Variable Interest Entities

          The Company insures obligations issued by variable interest entities (“VIEs”) in the ordinary course of the Company’s business. The Company provides financial insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through VIEs. In synthetic transactions, the Company guarantees payment obligations of counterparties, including VIEs, through credit default swaps referencing asset portfolios. The Company only provides financial guarantee insurance of these VIEs for premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. These financial guarantee contracts represent variable interests held by the Company in VIEs.

          In underwriting financial guarantees, the Company generally requires that guaranteed obligations be investment-grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves and other structural protections. Consequently, the Company has determined that it is not

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

the primary beneficiary of any VIEs in which it holds a variable interest. Accordingly, these VIEs are not consolidated.

New Accounting Pronouncements and Developments

          In June 2005, at the request of the Securities and Exchange Commission, the FASB added a project to their agenda to review and provide guidance for the accounting for financial guarantee insurance contracts under which it will consider claims liability recognition, premium recognition, and the related amortization of deferred policy acquisition costs. Current accounting literature, specifically FASB Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), and FASB Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), does not specifically address the unique characteristics of accounting for financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”) and Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan.” An exposure draft is expected to be issued by the FASB during the first quarter of 2007. The Company will continue to apply the accounting policies described herein until further guidance is provided by the FASB.

          In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), and addresses issues raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted SFAS 155 on January 1, 2007 and it did not have a material effect on the Company’s financial condition or results of operations.

          In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to be Considered in Applying FIN 46(R),” which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity, which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The Company adopted the guidance in this FSP as of July 1, 2006 and it did not have a material effect on the Company’s financial condition or results of operations.

          In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition,

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provision of FIN 48 must be applied beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operations.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of SFAS 157.

          In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides the Company an irrevocable option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS on its financial statements.

Segment Reporting

          As a monoline financial guarantee insurer, the Company is one reportable operating segment.

3.	Investments

          The Company’s primary investment objective is the preservation of capital through maintenance of high-quality investments with adequate liquidity. A secondary objective is optimizing long-term, after-tax returns.

          The amortized cost and fair value of investments as of December 31, 2006 and 2005 are as follows:

	As of December 31, 2006

(U.S. Dollars in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Debt securities
U.S. Government and Government agencies	$66,323	$710	$(754)	$66,279
Corporate	74,911	16	(1,801)	73,126
Mortgage and asset backed securities	193,923	1,080	(2,521)	192,482
U.S. States and political subdivisions of the States	375	3	—	378

Total debt securities	$335,532	$1,809	$(5,076)	$332,265

Short-term investments
Total short-term investments	$14,979	$—	$(1)	$14,978

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

	As of December 31, 2005

(U.S. Dollars in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Debt securities
U.S. Government and Government agencies	$50,256	$1,197	$(559)	$50,894
Corporate	78,357	529	(1,506)	77,380
Mortgage and asset backed securities	152,317	425	(2,382)	150,360
U.S. States and political subdivisions of the States	789	—	—	789

Total debt securities	$281,719	$2,151	$(4,447)	$279,423

Short-term investments
Total short-term investments	$7,244	$—	$(2)	$7,242

          Debt securities investments with an amortized cost and fair value of $6.6 million and $6.6 million and $6.9 million and $7.0 million at December 31, 2006 and 2005, respectively, were on deposit with various regulatory authorities as required by insurance laws.

          The change in net unrealized gains (losses) consists of:

(U.S. Dollars in thousands)	Years Ended December 31,

	2006	2005	2004

Debt securities	$(971)	$(4,723)	$387
Short-term investments	1	(2)	(2)

Change in net unrealized gains (losses)	$(970)	$(4,725)	$385

          The amortized cost and fair value of bonds at December 31, 2006 and 2005 by contractual maturity are shown below. Actual maturity may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(U.S. Dollars in thousands)	As of December 31,

	2006		2005

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due after one year through five years	$55,768	$54,598	$45,007	$44,073
Due after five years through ten years	83,876	82,914	72,005	71,057
Due after ten years	1,965	2,269	12,390	13,933

	141,609	139,781	129,402	129,063
Mortgage and asset backed securities	193,923	192,484	152,317	150,360

Total	$335,532	$332,265	$281,719	$279,423

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

          Proceeds from sales of debt securities for the years ended December 31, 2006, 2005 and 2004 were $86.1 million, $107.2 million, and $213.4 million, respectively.

          The gross realized gains and gross realized losses for the years ended December 31, 2006, 2005, and 2004 related to the sale of investments were as follows:

(U.S. Dollars in thousands)	For the years ended

	2006		2005		2004

	Gains	Losses	Gains	Losses	Gains	Losses

Debt securities	$498	$(1,881)	$412	$(399)	$797	$(1,476)
Short-term investments	—	(23)	3	(8)	10	(1)

Total	$498	$(1,904)	$415	$(407)	$807	$(1,477)

Net investment income is derived from the following sources:

(U.S. dollars in thousands)	Year Ended December 31,

	2006	2005	2004

Debt securities, short term investments and cash equivalents	$17,012	$13,350	$11,127
Less: Investment expenses	(314)	(303)	(247)

Net investment income	$16,698	$13,047	$10,880

          The following table presents the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006:

(U.S. Dollars in thousands)

	As of December 31, 2006

	Less than 12 months		12 months or more		Total

Description of securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage and asset-backed Securities	$44,872	$(190)	$87,484	$(2,331)	$132,356	$(2,521)
U.S. Government and government agencies	9,067	(71)	23,179	(683)	32,246	(754)
Corporate	5,777	(23)	63,108	(1,778)	68,885	(1,801)
U.S. states and political Subdivisions	—	—	403	(1)	403	(1)

Total fixed matureities and short term Investments	$59,716	$(284)	$174,174	$(4,793)	$233,890	$(5,077)

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(U.S. Dollars in thousands)

	As of December 31, 2005

	Less than 12 months		12 months or more		Total

Description of securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage and asset-backed Securities	$81,722	$(1,324)	$34,305	$(1,060)	$116,027	$(2,384)
U.S. Government and government agencies	37,113	(543)	488	(16)	37,601	(559)
Corporate	32,048	(478)	32,338	(1,028)	64,386	(1,506)

Total fixed matureities and short term Investments	$150,883	$(2,345)	$67,131	$(2,104)	$218,014	$(4,449)

          The high credit quality of the Company’s investment portfolio of debt securities is primarily due to strict adherence to investment guidelines. Unrealized gains and losses are deemed to be temporary and result from general interest rate movements.

4.	Information Concerning Parent and Affiliates

Capital Transactions

          On August 4, 2006, SCA contributed $25.0 million to XLCA from the proceeds of its IPO. The funds will be used by the Company to support its continued growth and for general corporate purposes.

Services Agreements with Affiliates

          Substantially all of the Company’s personnel services are provided by XL Financial Administrative Services Inc. (“XLFAS”). Prior to the IPO, XLFAS was an indirect wholly owned subsidiary of XL Capital. In connection with the IPO, XL Capital transferred all its direct and indirect ownership interest in XLFAS, along with XLFAS’s employees, to SCA. In addition, the Company purchased various services from affiliates of XL Capital prior to the IPO under various agreements and continues to purchase services under new agreements that became effective at the date of the IPO. Such services principally include: (i) information technology support, (ii) reinsurance and retrocessional consulting and management services, and (iii) actuarial, legal, finance, internal audit services and certain investment management services. For the years ended December 31, 2006, 2005 and 2004, the Company incurred costs for personnel services (including costs associated with employee benefit plans discussed below), as well as the other services discussed above aggregating $58.0 million, $63.1 million and $69.7 million, respectively, which are a component of “Net operating expenses” in the accompanying consolidated statements of operations.

Employee Benefit Plans

          Prior to the IPO, XL America, Inc (“XLA”) maintained a qualified defined contribution pension plan and a non-qualified deferred compensation plan for the benefit of all XLFAS eligible employees (collectively, the “Plans”). Discretionary contributions to both Plans were based on a fixed percentage of employee contributions and compensation as defined by the Plans. Such plans were converted to SCA plans on the effective date of the IPO. The terms and provisions of SCA’s plans are substantially the same as the aforementioned plans of XLA. For the years ended December 31, 2006, 2005, and 2004, the Company incurred costs under the aforementioned plans aggregating $2.5 million, $2.0 million, and $1.8 million, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

Reinsurance Agreements with Affiliates and Other Guaranties

          The Company has the following reinsurance agreements with affiliates. Certain of the agreements discussed below may be terminated under certain conditions, as defined in the agreements.

•

Effective August 4, 2006, XL RE AM indemnified the Company for all losses and loss adjustment expenses incurred in excess of its retained reserves at the effective date of the agreement relating to an insured project financing described in Note 10 (a). In consideration for the aforementioned indemnification the Company is obligated to pay XL RE AM approximately $9.8 million on an installment basis over the life of the aformentioned project financing. As this premium is due irrespective of any early termination of the underlying insurance transaction, the Company recorded a liability of approximately $7.0 million at the effective date of the indemnification (representing the present value of the obligation discounted at 5.0%, which reflects the rate on treasury obligations with a term to maturity commensurate with that of the liability) and a corresponding deferred cost, which are reflected in the accompanying consolidated balance sheet in “Reinsurance premiums payable” and “Prepaid reinsurance premiums”, respectively. For the year ended December 31, 2006, the Company incurred costs under the aforementioned agreements aggregating approximately $0.4 million.

•

Effective August 4, 2006, XLA indemnified the Company for any dimunition in value below their carrying value at June 30, 2006 of the investment described in Note 10 (b), which investment was acquired in connection with the satisfaction of a claim under a financial guarantee insurance policy issued by XLCA. In addition, pursuant to the aforementioned indemnity, XLA agreed to indemnify the Company for any costs arising out of any litigation or future claim in connection with the aforementioned insurance policy. See Note 10 (b) for further information regarding amounts recovered or recoverable by XLCA under the indemnity.

•

The Company has a facultative quota share reinsurance treaty (“Treaty”) with XLFA. Under the terms of the this Treaty, XLFA agrees to reinsure up to 75% of the guarantee business written by the Company provided it meets certain specified parameters. Prior to July 1, 2006, XLFA agreed to reinsure up to 90% of the Company’s acceptable risks under the Treaty. In addition, the Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement.

•

Effective May 1, 2004, XL Insurance (Bermuda) Ltd (“XLI”), an indirect wholly owned subsidiary of XL Capital, entered into an agreement with XLCA which unconditionally and irrevocably guarantees XLCA the full and complete payment when due of all of XLFA’s obligations under its facultative quota share reinsurance agreement with XLCA, under which agreement XLFA has assumed business from XLCA since December 19, 2000. The par value of business guaranteed by XLI under this agreement was approximately $83.1 billion and $72.6 billion as of December 31, 2006 and 2005, respectively. The agreement terminated with respect to any new business produced by XLCA and ceded to XLFA pursuant to the faculative quota share reinsurance agreement after the effective date of the IPO, but the guarantee remains in effect with respect to cessions under the such agreement prior to the IPO.

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

•

Effective November 1, 2002, XLCA entered into a facultative reinsurance arrangement (the “XL Re Treaty”) with XL RE AM. Under the terms of the XL Re Treaty, XL RE AM agrees to reinsure risks insured by XLCA under financial guarantee insurance policies up to the amount necessary for XLCA to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. Such reinsurance was on an automatic basis prior to the effective date of the IPO and is on a facultative basis on and after the effective date of the IPO. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

•

Effective January 1, 2004, XLCA commuted all the reinsurance ceded under the XL RE Treaty through December 31, 2003. As a result of the commutation, XL RE AM returned $6.0 million of premiums to XLCA, XLCA returned ceding commissions of $1.8 million to XL RE AM, and XL RE AM paid XLCA $4.2 million.

•

The Company provides financial guarantee insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of December 31, 2006 and 2005, the aggregate face amount of such investment agreements insured by the Company was $3.9 billion ($554.8 million net of reinsurance to XLFA) and $3.7 billion ($366.7 million net of reinsurance to XLFA), respectively. In addition, the Company insures XLAF’s obligations under certain derivative contracts issued and purchased by XLAF. As of December 31, 2006 and 2005, the total notional value of such contracts insured was $179.1 million and $167.8 million, respectively. For the years ended December 31, 2006, 2005, and 2004, the Company recorded earned premiums of $3.8 million, $3.0 million and $2.0 million, respectively, relating to the aforementioned contracts.

•

XLI guarantees the obligations of XLCA in connection with certain transactions insured by XLCA-UK. As of December 31, 2006 and 2005, the gross par outstanding related to these transactions were approximately $1,017.8 million ($58.6 million net of reinsurance) and $913.3 million ($53.7 million net of reinsurance), respectively.

5.	Net Premiums Earned

Net premiums earned are comprised of:

	Year Ended December 31,

(U.S. Dollars in thousands)	2006	2005	2004

Direct premiums written	$353,708	$232,491	$231,936
Assumed premiums written	20	99	605
Ceded premiums written	(309,344)	(209,592)	(202,863)

Net premiums written	44,384	22,998	29,678

Change in direct deferred premium revenue	(173,675)	(86,110)	(88,556	) (1)
Change in assumed deferred premium revenue	—	—	807
Change in prepaid reinsurance premiums	147,267	77,515	71,195	(1)

Net premiums earned	$17,976	$14,403	$13,124

(1)	Includes $23.3 million of earned premium relating to the recognition of a full limit loss on an insured transaction – See Note 10.

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

6.	Net Operating Expenses

Net operating expenses are comprised of:

	Year Ended December 31,

(U.S. Dollars in thousands)	2006	2005	2004
Operating expenses
Gross operating expenses	$98,291	$77,029	$76,480
Less: Deferred acquisition costs (“DAC”)	32,038	19,553	24,652
Add: Amortization of DAC	12,306	9,178	7,223

Operating expenses	78,559	66,654	59,051

Ceding commission revenue
Gross ceding commission revenue	79,516	55,603	55,753
Less: Deferred ceding commissions (“DCC”)	51,732	30,167	35,132
Add: Amortization of DCC	20,471	15,871	14,171

Ceding commission revenue	48,255	41,307	34,792

Net operating expenses	$30,304	$25,347	$24,259

7.	Deferred Ceding Commissions and Deferred Acquisition Costs

The ceding commission income and costs deferred and related amortization are as follows:

	Year Ended December 31,

(U.S. dollars in thousands)	2006	2005	2004

Deferred ceding commissions, net
Beginning of year	$(41,191)	$(37,270)	$(33,738)

Ceding commission revenue
Ceding commission revenue deferred during the year	(51,732)	(30,167)	(35,132)
Ceding commissions amortized	20,471	15,871	14,171

Acquisition costs
Costs deferred during the year	32,038	19,553	24,652
Costs amortized	(12,306)	(9,178)	(7,223)

Deferred ceding commissions, net
End of year	$(52,720)	$(41,191)	$(37,270)

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

8.	Reinsurance

          The Company utilizes reinsurance principally to increase aggregate premium capacity and to reduce the risk of loss on financial guarantee business underwritten. This reinsurance includes the Facultative Quota Share Reinsurance Treaties with affiliates discussed in Note 4 as well as other facultative reinsurance with non-affiliated reinsurers. Reinsurance does not relieve the Company of its obligations under its policies of insurance and credit default swap contracts. Accordingly, the Company is still liable under such policies and contracts even if any or all of the reinsuring companies are unable to meet their obligations to the Company, or contest such obligations. The Company regularly monitors the financial condition of its reinsures and believes there are no material uncollectible reinsurance balances at December 31, 2006 and 2005. The following tables set forth certain amounts ceded to affiliate and non-affiliate reinsures as of and for the years ended December 31, 2006, 2005 and 2004. The affiliated amounts presented for 2004 do not include the effect of the commutation with XL RE AM discussed in Note 4.

(U.S. Dollars in thousands)	2006

	Affiliate	Non-Affiliate	Total

Year Ended December 31
Ceded premiums written	$307,221	$2,123	$309,344
Ceded premiums earned	159,739	2,337	162,076
Ceding commission revenue	47,720	535	48,255
Ceded losses and loss adjustment expenses	35,506	584	36,090

At December 31
Par exposure ceded	$100,448	$600	$101,048
Reinsurance balances recoverable on unpaid losses	153,017	2,580	155,597

(U.S. Dollars in thousands)	2005

	Affiliate	Non-Affiliate	Total

Year Ended December 31
Ceded premiums written	$205,902	$3,690	$209,592
Ceded premiums earned	128,344	3,733	132,077
Ceding commission revenue	40,373	934	41,307
Ceded losses and loss adjustment expenses	32,782	933	33,715

At December 31
Par exposure ceded	$73,952	$970	$74,922
Reinsurance balances recoverable on unpaid losses	120,077	1,996	122,073

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(U.S. Dollars in thousands)	2004

	Affiliate	Non-Affiliate	Total

Year Ended December 31
Ceded premiums written	$198,945	$3,918	$202,863
Ceded premiums earned	127,407	4,261	131,668
Ceding commission revenue	33,956	836	34,792
Ceded losses and loss adjustment expenses	62,632	1,002	63,634
At December 31
Par exposure ceded	$58,050	$1,266	$59,316

Reinsurance balances recoverable on unpaid losses	87,243	3,868	91,111

9.	Outstanding Exposure and Collateral

          The Company’s policies insure the scheduled payments of principal and interest on insured obligations. The net exposure retained on any risk is subject to the Company’s underwriting guidelines and regulatory risk limitations. The Company’s in force business is diversified both domestically and internationally, across multiple industries and by type of obligations insured. The total principal (or “par”) amount insured, before reinsurance, as of December 31, 2006 and 2005 was $116.0 billion and $83.3 billion, respectively. The total principal and interest amount insured, before reinsurance, as of December 31, 2006 and 2005 was $176.2 billion and $122.3 billion, respectively.

          The following tables present certain information with respect to the par amounts insured by the Company at December 31, 2006 and 2005, before and after reinsurance (or on a “gross” and “net” basis, respectively):

Risk Classes - Par/Notional Exposure

	2006			2005

(U.S. Dollars in millions)	Gross	Net	% of Net	Gross	Net	% of Net

U.S. public finance	$48,487	$6,261	41.9%	$35,987	$3,885	46.5%
U.S. structured finance	51,903	7,216	48.3	37,197	3,655	43.8
International finance	15,599	1,464	9.8	10,086	808	9.7

Total	$115,989	$14,941	100.0%	$83,270	$8,348	100.0%

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

          The par amounts insured as of December 31, 2006 and 2005 and the terms of maturity are as follows:

	2006

Years to Maturity - Par/Notional Exposure
	Public Finance		Non-Public Finance

(U.S. Dollars in millions)	Gross	Net	Gross	Net

0 to 5 years	$1,186	$126	$9,749	$999
5 to 10 years	3,269	352	12,838	1,340
10 to 15 years	6,170	753	9,576	1,339
15 to 20 years	11,305	1,442	2,566	335
20 years and beyond	26,557	3,588	32,773	4,667

Total	$48,487	$6,261	$67,502	$8,680

	2005

Years to Maturity - Par/Notional Exposure
	Public Finance		Non-Public Finance

(U.S. Dollars in millions)	Gross	Net	Gross	Net

0 to 5 years	$1,251	$125	$10,853	$1,001
5 to 10 years	3,019	303	11,373	1,074
10 to 15 years	4,739	476	5,446	562
15 to 20 years	7,564	824	2,107	200
20 years and beyond	19,414	2,157	17,504	1,626

Total	$35,987	$3,885	$47,283	$4,463

          The Company limits its exposure to losses from writing financial guarantees through its credit approval process and by maintaining a surveillance function which monitors insured transactions. Additionally, the Company mitigates credit risk by underwriting investment-grade transactions, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.

As of December 31, 2006 and 2005, the insured portfolio was diversified by type of insured obligation as shown in the following table:

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

Type of Insured Obligation - Par/Notional Exposure	2006			2005

(U.S. Dollars in millions)	Gross	Net	% of Net	Gross	Net	% of Net

Pooled Debt Obligations	$25,784	$3,747	25.3%	$14,457	$1,446	17.5%
General Obligation	20,510	2,456	16.4	15,947	1,595	19.1
Consumer ABS	11,410	1,566	10.5	10,576	1,028	12.3
Utilities	9,886	1,324	8.9	7,831	926	11.1
Transportation	9,344	1,259	8.4	5,343	617	7.4
Power & Utilities	9,382	981	6.6	6,859	631	7.6
Non Ad Valorem	5,801	901	6.0	3,910	428	5.1
Financial Product	6,260	760	5.1	5,798	529	6.3
Higher Education	4,887	598	4.0	3,576	354	4.2
Commercial ABS	2,979	408	2.7	2,162	216	2.6
Infrastructure	3,634	389	2.6	1,028	59	0.7
Pre-Insured	1,721	231	1.5	945	95	1.1
Future Flow	1,949	125	0.8	3,346	282	3.4
Housing and Public Buildings	753	75	0.5	666	67	0.8
Specialized Risk	505	44	0.3	250	18	0.2
Revenue Secured	356	36	0.2	355	35	0.4
Sovereign	739	32	0.2	118	12	0.1
Whole Business Securitization	62	6	—	103	10	0.1
Other	27	3	—	—	—	—

Total	$115,989	$14,941	100.0%	$83,270	$8,348	100.0%

          The Company seeks to maintain a diversified portfolio of insured obligations designed to spread its risk across a number of geographic areas. As of December 31, 2006 and 2005, the distribution of par exposure by geographic location is set forth in the following table:

38

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

Geographic Distribution - Par/Notional Exposure	2006			2005

(U.S. Dollars in millions)	Gross	Net	% of Net	Gross	Net	% of Net

California	$12,550	$1,393	9.3%	$10,223	$1,009	12.1%
New York	8,543	1,160	7.8	5,269	515	6.2
Delaware	3,156	571	3.8	1,659	165	2.0
Alabama	2,976	389	2.6	1,746	155	1.9
Texas	2,900	357	2.4	2,057	206	2.5
Illinois	2,670	304	2.0	2,532	251	3.0
Florida	2,631	866	5.8	1,915	530	6.3
Massachusetts	2,268	250	1.7	2,290	225	2.7
Pennsylvania	2,172	269	1.8	1,376	138	1.7
New Jersey	2,123	232	1.6	2,024	202	2.4
Wisconsin	1,908	199	1.3	1,758	176	2.1
Michigan	1,706	199	1.3	1,493	149	1.8
Colorado	1,491	158	1.1	1,334	133	1.6
Georgia	1,420	176	1.2	1,077	99	1.2
Tennessee	1,166	147	1.0	383	38	0.5
Washington	1,165	190	1.3	648	65	0.8
Minnesota	1,134	144	1.0	937	87	1.0
Oklahoma	1,094	208	1.4	240	24	0.3
District of Columbia	1,083	144	1.0	831	83	1.0
Ohio	1,017	107	0.7	971	45	0.5
Other U.S. Jurisdictions	10,190	1,261	8.4	6,727	687	8.2
International	15,599	1,465	9.8	9,836	783	9.4
US Diversified	35,027	4,752	31.7	25,944	2,583	30.8

Total	$115,989	$14,941	100.0%	$83,270	$8,348	100.0%

          In its asset-backed business, the Company considers geographic concentration as a factor in its underwriting process. However, the existence of first-loss protection in a typical asset-backed securitization, in addition to other factors, makes it difficult to attribute geographic exposure to deals collateralized by diversified pools of obligations. For asset-backed transactions, the Company considers the seller/servicer, industry, and type of collateral to be more relevant measures of diversification.

          As of December 31, 2006 and 2005, the distribution of par exposure by form of credit enhancement is set forth in the following table:

Credit Enhancement - Par/Notional Exposure	2006			2005

(U.S. Dollars in millions)	Gross	Net	% of Net	Gross	Net	% of Net

Financial guaranty insurance policy	$90,949	$10,981	73.5%	72,978	$7,329	87.8%
Credit default swap	25,040	3,960	26.5	10,292	1,019	12.2

Total	$115,989	$14,941	100.0%	$83,270	$8,348	100.0%

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

10.	Liability for Losses and Loss Adjustment Expenses

          The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

	As at and for the Twelve Months Ended December 31, 2006		As at and for the Twelve Months Ended December 31, 2005		As at and for the Twelve Months Ended December 31, 2004

	Case	Unallocated	Case	Unallocated	Case	Unallocated
(U.S. dollars in thousands)	Reserves	Reserves	Reserves	Reserves	Reserves	Reserves

Unpaid losses and loss expenses at beginning of year	$66,183	$65,419	$45,550	$49,774	$—	$25,009
Unpaid losses and loss expenses recoverable	(62,518)	(59,555)	(45,588)	(45,523)	—	(22,998)

Net unpaid losses and loss expenses at beginning of year	3,665	5,864	(38)	4,251	—	2,011
Increase (decrease) in net losses and loss expense incurred in respect of losses occurring in:
Current year	—	1,704	12	1,606	650	2,023
Prior years	(66)	—	3,676	—	—	—
Less net losses and loss expenses (paid) received & other	(2,099)	242	15	7	(688)	217

Net unpaid losses and loss expenses at end of period	1,500	7,810	3,665	5,864	(38)	4,251
Unpaid losses and loss expenses recoverable	82,283	73,314	62,518	59,555	45,588	45,523

Unpaid losses and loss expenses at end of period	$83,783	$81,124	$66,183	$65,419	$45,550	$49,774

Case Basis Reserves for Losses and Loss Adjustment Expenses

          Set forth below is a discussion of certain case basis reserves established by the Company. The Company has been indemnified with respect to loss development relating to the insurance transactions described under “(a)” and “(b)” below by affiliates of XL Capital in connection with SCA’s IPO. As a result of such indemnifications, all adverse loss development on such insurance transactions subsequent to the effective date of the IPO, which is in excess of the Company’s carried reserves for such transactions at the date of the IPO, will be absorbed by the aforementioned affiliates of XL Capital. Such protection does not relieve the Company of its obligations under the aforementioned insurance transactions. Accordingly, the Company is still liable under the insurance transactions in the event that the affiliates of XL Capital do not meet their obligations under the indemnifications. For further information with respect to the indemnifications see Note 4

a.

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million, representing the present value loss expected to be incurred in the future with respect to an insured project financing. Because this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining deferred premium revenue pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first-loss basis by XLFA and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. During 2005, the company recorded an additional provision for loss relating to this transaction of $16.7 million ($2.8

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

million after reinsurance to XLFA), on a net present value basis, to reflect certain adverse developments. During 2006, the Company again recorded an additional provision for loss relating to the transaction of $15.2 million, which was fully covered under an indemnification discussed above and in Note 4 and, accordingly, resulted in no net impact on the Company’s results of operations in 2006. The total remaining par insured by the Company with respect to this transaction, which amortizes over 12 years, aggregated approximately $215.8 million at December 31, 2006. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary.

b.

In December 2005, certain notes that were insured by the Company and collateralized by loans to medical providers (the “Insured Notes”) defaulted upon their maturity. In satisfaction of the resulting claim, the Company purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. The Insured Notes were recorded as an investment at their estimated fair value of $19.5 million at the date of acquisition and were reflected in the accompanying consolidated balance sheet at December 31, 2005 under the caption, “Other invested assets”. The difference between the estimated fair value of the Insured Notes at the date they were acquired and the consideration paid to acquire the notes was recorded as a paid loss of $0.7 million ($0.1 million, net of reinsurance to XLFA). The estimate of fair value of the Insured Notes was based on the Company’s estimate of the fair value of the underlying collateral. During 2006, the Company recognized an impairment charge of $15.1 million ($1.4 million net of reinsurance to XLFA and the indemnification discussed above and in Note 4) relating to the Insured Notes and the balance of the Insured Notes was paid down. In addition, during 2006 the Company recorded a charge for $5.0 million relating to other exposures under this transaction which was fully indemnified under the indemnification discussed above and in Note 4.

c.

During the year ended December 31, 2005, the Company recorded a provision for loss of $5.2 million ($0.9 million after reinsurance to XLFA) representing the present value loss expected to be incurred in the future with respect to two related insured residential mortgage securitizations.

During 2006, one of the insured debt obligations was retired early as a result of the exercise of certain rights by a party to the transaction. As a result of the aforementioned retirement, the Company reduced the related case reserve by approximately $1.9 million ($0.2 million after reinsurance to XLFA). The total remaining par insured by the Company in connection with this transaction, which amortizes over many years into the future, aggregated approximately $81.0 million ($15.6 million net of reinsurance to XLFA) at December 31, 2006. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as information becomes available.

               The financing vehicle through which the insured project financing discussed in (a) above was issued is considered a variable interest entity under FASB Interpretation 46/46R, Consolidation of Variable Interest Entities, however, the Company is not the primary beneficiary. If this transaction is restructured or if the Company exercises its contractual rights in the event of a default, the primary beneficiary in the transaction will have to be reconsidered. If such events occur, the Company would likely be required to consolidate the financing vehicle.

Unallocated Reserves

               During 2004 we adjusted our initial expected loss ratio to 20% from 25%, which was utilized since the adoption of our unallocated reserve methodology in recognition of the cumulative experience of our business to that point in time, as well as the increasing percentage of our in-force business from

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

public finance insurance. This change resulted in approximately a $1.5 million decrease in unallocated loss reserves, which decrease was substantially offset by a change in the estimated expected loss emergence pattern of our in-force business due to the availability of more detailed information as a result of the implementation in 2004 of a new automated information system. Management also considered its industry studies described above as supportive of management’s change in the initial expected loss ratio in 2004, for the reasons described above. Our updated analyses in 2005 and 2006 indicated that no change was necessary in our expected loss ratio of 20% from that in 2004.

11.	Income Taxes

          The Company will file two separate short period U.S. federal income tax returns for 2006, one will include the pre-ownership change period and the second will include the post-ownership change period. For the pre-ownership change period, the Company’s federal income tax return will be consolidated with XLA and its subsidiaries. For the post-ownership change period, the Company will file a consolidated federal income tax return with SCA Holdings US Inc (the new US common parent of the SCA group) and its subsidiaries. For the pre-ownership change period filing, XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. For the post-ownership change period, the Company will maintain a similar tax sharing agreement with US affiliates that are a member of the SCA Holdings US Inc. consolidated tax filing. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. At December 31, 2006 and 2005, the Company had a federal income tax payable of $4.2 million and $1.0 million, respectively

The Company has operations in subsidiary and branch form in various other jurisdictions around the world, including U.K., Spain and Singapore that are subject to relevant taxes in those jurisdictions.

The U.S. federal income tax rate applicable to ordinary income is 35%. The actual tax expense on income from operations differs from the “expected” amount for the following reasons:

	2006		2005		2004

(U.S. Dollars in thousands)	Amount	Percent of Pre-Tax Loss	Amount	Percent of Pre-Tax Loss		Percent of Pre-Tax Loss

Expected tax expense (benefit)	$593	35.0%	$(1,194)	(35.0)%	$(873)	(35.0)%
Adjustments
Foreign taxes	65	3.8	—	—	—	—
Transfer pricing adjustments	528	31.3	700	20.5	1,485	59.6
Prior year adjustments	568	33.6	20	0.6	326	13.0
Valuation allowance	222	13.1	85	2.5	—	—
Other nondeductible expenses	289	17.1	64	1.9	30	1.2

Actual tax (benefit) expense	$2,265	133.9%	$(325)	(9.5)%	$968	38.8%

          The components of the net deferred federal income tax position of the Company as of December 31, 2006 and 2005 are as follows:

XL Capital Assurance Inc. and Subsidiary Notes to Consolidated Financial Statements December 31, 2006, 2005 and 2004

(U.S. dollars in thousands)	2006	2005

Deferred tax assets
Deferred ceding commissions, net	$14,519	$14,895
Unpaid loss reserve discount	480	486
Deferred premium revenue	2,928	1,965
Foreign losses	741	153
Unrealized depreciation on investments	1,136	803
Capital loss carry forward	308	86
Valuation allowance	(1,443)	(888)
Other - net	—	265

Total deferred tax assets	18,669	17,765

Deferred tax liabilities
Accretion of discount	(272)	(196)
Other	(525)	—

Total deferred tax liabilities	(797)	(196)

Net deferred federal income tax asset	$17,872	$17,569

          The valuation allowance at December 31, 2006 and 2005 of $1.4 million and $0.9 million, respectively, relates to net unrealized capital losses and a net realized capital loss carryforward that may not be realized within a reasonable period. As of December 31, 2006, the company has net unrealized capital losses and a net realized capital loss carryforward of approximately $1.1 million and $0.3 million, respectively, against which a valuation allowance of $1.4 million has been established. The net realized capital loss carryforward will expire in 2011.

Management believes it is more likely than not that the tax benefit of the remaining deferred tax assets will be realized.

12.	Commitments and Contingencies

          The Company’s lease commitments are comprised primarily of its office premise lease at 1221 Avenue of the Americas, New York, New York, 25 Copthall Ave – London, Merrit 7 corporate park, Connecticut and office space lease commitments it assumed from an affiliate, Global Credit Analytics, Inc. (“GCA”), with respect to office space at 250 Park Avenue, New York, New York. The table below presents the Company’s minimum lease payment obligations under the aforementioned leases, as well as estimated sub-lease income from the sub-lease of space at the aforementioned locations.

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(U.S. Dollars in Thousands)	Minimum Lease Payments	Sub-lease Income

2007	$7,423	$904
2008	7,693	778
2009	7,714	791
2010	7,743	795
2011	7,589	795
Later years	75,022	2,172

Total	$113,184	$6,235

          Rent expense was $5.6 million, $5.0 million and $5.1 million for the years ended December 31, 2006, 2005, and 2004, respectively.

          In the ordinary course of business, the Company is subject to litigation or other legal proceedings. It is the opinion of management, after consultation with legal counsel and based upon the information available, that the expected outcome of any outstanding litigation, individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.

          The Company received a grand jury subpoena dated November 15, 2006 from the New York Office of the Antitrust Division of the U.S. Department of Justice in connection with an investigation into the municipal guaranteed investment contract market and related products. Thereafter, the Antitrust Division served a superseding grand jury subpoena dated November 30, 2006 addressed to XLAF instead of XLCA. XLAF is not a subsidiary of the Company.

13.	Disclosures About Fair Values of Financial Instruments

          The following estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Debt securities:

          The carrying amount is fair value, which is based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes.

Short-term investments:

          The carrying amount is fair value, which approximates cost due to the short maturity of these instruments.

Cash and cash equivalents:

          The carrying amount of these items is a reasonable estimate of their fair value due to the short maturity of these instruments.

Deferred premium revenue, net of prepaid reinsurance premiums:

          The carrying amount of deferred premium revenue, net of prepaid reinsurance premiums, represents the Company’s future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the insurance contract. The fair value of deferred premium revenue, net

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

of prepaid reinsurance premiums, is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guarantee risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the insurance contract.

Losses and loss expenses, net of reinsurance balances recoverable:

           The carrying value is assumed to be fair value, because the provision is established for non-specific expected levels of losses resulting from credit failures.

Installment premiums:

           The fair value of installment premiums is estimated based on the present value of the future contractual premium revenues, net of reinsurance, that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guarantee risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the insurance contract. The fair value is derived by calculating the present value of the estimated future cash flow stream (net premium and ceding commissions) discounted at 4.80% and 4.20% at December 31, 2006 and 2005, respectively.

	2006		2005

(U.S. Dollars in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Assets
Debt securities investments	$332,265	$332,265	$279,423	$279,423
Short-term investments	14,978	14,978	7,242	7,242
Cash and cash equivalents	82,691	82,691	32,337	32,337

Liabilities
Deferred premium revenue, net of prepaid reinsurance premiums	78,574	58,259	52,165	39,117
Unpaid losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses	9,310	9,310	9,529	9,529

Off-Balance Sheet Instruments
Installment premiums	—	245,777	—	106,098

14.	Statutory Accounting Practices and Dividend Restrictions

          GAAP differs in certain significant respects from accounting practices prescribed or permitted by the NYID. The following tables summarize the significant differences between statutory accounting practices (“SAP”) and GAAP.

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(U.S. Dollars in thousands)	2006	2005	2004

GAAP net loss	$(576)	$(3,085)	$(3,513)
Statutory adjustments
Premium revenue recognition	(2,189)	(1,084)	(2,369)
Net losses and loss adjustment expenses	1,566	1,605	2,025
Deferred Federal income tax benefit	1,082	(916)	(3,834)
Current Federal income tax benefit	(125)	67	385
Net income (loss) of consolidated subsidiary	(349)	2,795	2,639
Trusts not consolidated under SAP	649	303	(953)
Other	6	(111)	(115)

Statutory net loss	$64	$(426)	$(5,735)

(U.S. Dollars in thousands)	2006	2005	2004

GAAP shareholder’s equity	$250,505	$226,948	$233,966
Statutory adjustments
Premium revenue recognition	(6,910)	(4,721)	(3,637)
Deferred Federal income tax (benefit) liability	10,360	875	2,304
Current Federal income tax benefit	(17)	341	480
Net unpaid losses and loss adjustment expenses	7,811	5,866	4,252
Contingency reserve	(20,876)	(13,031)	(7,342)
Non-admitted assets	(25,133)	(17,227)	(16,511)
Intangible assets - acquired licenses	(11,529)	(11,529)	(11,529)
Unrealized appreciation of investments	3,268	2,298	(2,428)
Trusts not consolidated under SAP	(306)	(954)	(1,245)
Other	(160)	(27)	133

Statutory policyholders’ surplus	$207,013	$188,839	$198,443

The principal differences result from the following statutory accounting practices:

•

Bonds are carried at amortized cost rather than designated as available for sale and carried at market value. Unrealized gains or losses are not recognized as a separate component of shareholder’s equity net of applicable deferred Federal income taxes.

•

A formula-based contingency reserve is established by an appropriation of unassigned surplus. This reserve is calculated at the greater of a prescribed percentage applied to insured outstanding principal or 50% of premiums written, net of ceded reinsurance. The prescribed percentage varies by the type of outstanding principal. The reserve is available to be applied to new case basis reserves that are established for claims on current outstanding insured principal and interest in the future. An unallocated reserve is not recorded.

•

Current Federal income taxes are provided only on taxable income for which income taxes are currently payable and deferred tax assets are limited to an amount determined to be realizable within one year based on management’s estimation of the future realizability of deferred tax assets.

•	Under GAAP certain subsidiaries are required to be consolidated, whereas under SAP such subsidiaries are accounted for under statutory equity method accounting principles.

•	Acquisition costs are charged to operations as incurred rather than as related premiums are earned.

•	Up-front premiums are recognized as earned when the related risk has expired rather than over the period of risk.

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

•	Certain assets designated as “non-admitted assets” are charged directly to statutory surplus, but are reflected as assets under GAAP.

          Under New York Insurance Law, the Company may pay dividends to SCA Holding US Inc., without the prior approval of the Superintendent of the NYID, only from earned statutory policyholders’ surplus subject to the maintenance of the minimum capital and surplus requirement. In addition, the dividend, together with all other dividends declared or distributed by the Company during the preceding twelve months, may not exceed the lesser of 10% of its policyholders’ surplus as shown in the Company’s last filed statement, or adjusted net investment income, as defined, for such twelve-month period. As of December 31, 2006 the Company had no earned surplus available for the payment of dividends during the next twelve months.

          In addition, in connection with the IPO, the Company has agreed with certain of the rating agencies that, until the second anniversary of the effective date of the IPO it will not declare or grant dividends on its common stock without the prior consent of those rating agencies, other than to fund certain parent holding company operating expenses and debt service requirements and to fund dividends on our preferred stock and “nominal” dividends on our common stock.

15.	Credit Default Swaps

          Credit default swaps insured by the Company meet the definition of a derivative under SFAS No. 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure and credit quality of the transaction. The Company considers credit default swaps to be, in substance, financial guarantee contracts as the Company intends to hold them to maturity. The full change in fair value is included in net realized and unrealized gains (losses) on credit derivatives.

          Credit default swaps generally cover a portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the Company’s exposure at the inception of the transaction by an independent credit rating agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer of first loss protection is created with the Company participating in the senior or higher quality rated tranches of the transaction.

          The Company’s exposure is fair valued taking into account changes in credit spreads, current market conditions, as well as the overall credit quality of the underlying collateral.

          The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first loss protection levels. These credit events are contract-specific, but generally cover bankruptcy, failure to pay and repudiation. The credit default swap portfolio consists of structured pools of corporate obligations that were awarded investment-grade ratings at the deals’ inception. On a net par basis, approximately 98.8% of the portfolio is rated AAA with the remaining 1.2% allocated to other investment-grade ratings. The weighted average term of the contracts in force was 10.83 years. The components of the Company’s net credit default swap asset and liability classified with other assets and accounts payable and accrued expenses, respectively, at December 31, 2006 and 2005 are as follows:

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(U.S. Dollars in thousands)	As of December 31,

	2006	2005
Assets
Reinsurance balances recoverable on unpaid losses	$11,746	$9,334
Other assets	11,668	16,378

Total Assets	$23,414	$25,712

Liabilities
Unpaid losses and loss adjustment expenses	$12,932	$10,155
Other liabilities	11,362	15,423

Total Liabilities	$24,294	$25,578

          The components of the Company’s net realized and unrealized gains (losses) on credit derivatives for the years ended December 31, 2006, 2005 and 2004 are as follows:

(U.S. Dollars in thousands)	Year Ended December 31,

	2006	2005	2004
Income Statement
Gross Premiums Written	$24,399	$18,154	$21,307
Net Premiums Earned	2,533	1,665	1,912
Net realized and unrealized gains (losses) on credit derivatives	(649)	(303)	953
Net losses and loss adjustment expenses	364	150	410

16.	Quarterly Financial Information (Unaudited)

	2006

(U.S. Dollars in thousands)	First	Second	Third	Fourth

Gross premiums written	$70,780	$99,351	$65,080	$118,517
Net premiums written	7,350	10,222	5,050	21,772
Net premiums earned	2,823	5,883	3,920	4,282
Net investment income	3,716	3,702	4,228	5,052
Net losses and loss adjustment expenses	521	393	496	228
Income (loss) before income taxes	(639)	3,663	(878)	(457)
Net income (loss)	(654)	3,866	(3,301)	(487)

XL Capital Assurance Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

	2005

(U.S. Dollars in thousands)	First	Second (1)	Third	Fourth

Gross premiums written	$37,414	$77,964	$59,269	$57,943
Net premiums written	3,706	8,169	4,999	6,124
Net premiums earned	3,213	3,367	3,677	4,146
Net investment income	3,034	3,167	3,399	3,447
Net losses and loss adjustment expenses	362	4,120	292	520
Income (loss) before income taxes	2,532	(6,185)	(810)	1,053
Net income (loss)	1,557	(4,342)	(616)	316

(1) After the release of XLCA’s condensed consolidated financial statements for the three and six months ended June 30, 2005 management identified an error therein related to an intercompany transaction with XLFA. Second quarter results presented above has been adjusted to correct for such error.